

June 18, 2020

John E. Blocher
Interim Chief Financial Officer
Fox Factory Holding Corp.
6634 Hwy 53
Braselton GA 30517

>   **Re: Fox Factory Holding Corp.**
>   **Form 10-K for the Fiscal Year Ended January 3, 2020**
>   **Filed March 3, 2020**
>   **File No. 001-36040**

Dear Mr. Blocher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2020

Notes to Consolidated Financial Statements
Note 1: Description of the Business, Basis of Presentation and Summary of Significant Accounting Policies
Segments, page 77

1. We note your disclosure that you have one single operating and reportable segment but also note your discussions of your Power Vehicle Group, or PVG, and Specialty Sports Group, or SSG, in other sections of the filing and in your investor presentations. Further, we note from your website that each of these groups is headed by a group president. To help us better understand your conclusions on your segment determination and reporting, please address the following:

    •   Explain to us the factors you considered in concluding that you continue to operate as one operating and reportable segment pursuant to ASC 280-10-50.

- Discuss your assessment of whether your PVG and SSG groups represent business reporting units or operating segments, and address any aggregation you apply in reaching your one operating segment conclusion.
- Tell us how you considered the significant differences in annual revenue grow rates between the two groups and any differences in gross margins when applying any such aggregation guidance.
- Describe the level of financial information available for PVG and SSG beyond revenues, including what costs are allocated and what costs are not allocated to each group.

2.   In addition, please also address the following:

- Provide us with an organizational chart of your senior management team that shows your CEO and each of his direct reports along with a brief description of their primary areas of responsibilities.
- Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.
- Explain to us the components of the Group Target Adjusted EBITDA discussed on page 44 of your proxy that is used in determining the compensation of the presidents of PVG and SSG.

3.   Describe to us the reporting units used to assess impairment of goodwill in your latest impairment tests. Tell us how you considered PVG and SSG in reaching that conclusion. Please refer to ASC 350-20-35-33 through 38.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Martin James, Senior Advisor, at (202) 551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing